Exhibit 4.17

Summary of sale and leaseback arrangements entered into by the Group with the subsidiaries of Sino IC Leasing Co., Ltd.

In December 2016 and February 2017, there were two and three arrangements in consideration of US$249.2 million and US$250.6 million respectively, entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for disposal of property, plant and equipment followed with an operating lease.

In July 2017, there were seven arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease.